Exhibit 4.1

BLOOMIN’ BRANDS, INC.
DESCRIPTION OF COMMON STOCK
The following summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, our fifth amended and restated certificate of incorporation (“certificate of incorporation”) and our fourth amended and restated bylaws (“bylaws”), which have been filed as exhibits to our Current Report on Form 8-K on April 19, 2023. The information in this Exhibit 4.1 is provided as of May 2, 2023.
General
Our certificate of incorporation provides for authorized capital stock of 475,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of undesignated preferred stock.
Common Stock
Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as the Board of Directors may from time to time determine.
Voting Rights. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock do not have cumulative voting rights.
Preemptive Rights. Our common stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities.
Conversion or Redemption Rights. Our common stock is neither convertible nor redeemable.
Liquidation Rights. Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.
Listing. Our shares of common stock are listed on the Nasdaq Global Select Market under the symbol “BLMN.”
Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws
Our certificate of incorporation and bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of the Company unless that takeover or change in control is approved by our Board of Directors.
These provisions include:
Classified Board. Our certificate of incorporation provides that until the 2024 annual meeting of stockholders, our Board of Directors be divided into three classes of directors, with the classes as nearly equal in number as possible. Previously, approximately one-third of our Board of Directors was elected each year for a three-year term; however we have been transitioning to elect each class for a one-year term and, at the 2024 annual meeting of stockholders, the classification of the Board of Directors shall terminate. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our Board of Directors. In addition, because our Board of Directors is classified until the 2024 annual meeting of stockholders, under Delaware General Corporation Law, directors may only be removed for cause until the 2024 annual meeting of stockholders, after which, directors may be removed with or without cause. Our certificate of incorporation also provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors is to be fixed exclusively pursuant to a resolution adopted by our Board of Directors.
Action by Written Consent; Special Meetings of Stockholders. Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation also provides that, except as otherwise required by law, special meetings of the stockholders can be called only (a) pursuant to a resolution adopted by a majority of the total number of directors that the Company would have if there were no vacancies or (b) subject to certain limited exceptions, by the Board of Directors upon the request of a stockholder or stockholders holding net long beneficial ownership of at least 25% of the outstanding shares of the Company’s common stock for at least one year and such request must comply with the other procedural requirements set forth in our certificate of incorporation.

Advance Notice Procedures. Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the Board of Directors. Stockholders at an annual meeting are only able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in accordance with our bylaws, of the stockholder’s intention to bring that business before the meeting. Although the bylaws do not give the Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.
Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.
Business Combinations with Interested Stockholders. We have elected in our certificate of incorporation not to be subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock, for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203. However, our certificate of incorporation contains provisions that have the same effect as Section 203.
Limitations on Liability and Indemnification of Officers and Directors
Our certificate of incorporation limits the liability of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, and our bylaws provide that we will indemnify them to the fullest extent permitted by such law. We have entered into indemnification agreements with our current directors and executive officers and expect to enter into a similar agreement with any new directors or executive officers. We also maintain customary directors’ and officers’ liability insurance policies that provide coverage to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and to us with respect to indemnification payments that we may make to directors and officers.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

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